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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                              --------------------

                                XYLAN CORPORATION
                            (Name of Subject Company)

                              --------------------

                                XYLAN CORPORATION
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (Including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                   984151 10 0
                      (CUSIP Number of Class of Securities)

                              --------------------

                                  STEVE Y. KIM
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                XYLAN CORPORATION
                             26707 WEST AGOURA ROAD
                           CALABASAS, CALIFORNIA 91302
                                 (818) 880-3500
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

                              --------------------

                                 WITH A COPY TO:


                               TAE HEA NAHM, ESQ.
                            STEVEN J. TONSFELDT, ESQ.
                                VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                               2800 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

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        This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Xylan Corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on March 8, 1999, as amended by that Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 filed by the Company with the Commission on March 12, 1999.

        Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 is hereby amended and restated in its entirety to read as follows:

        "Litigation. On March 2, 1999, an action entitled Daniel W. Krasner v. Xylan Corporation et. al. was filed, on March 5, 1999, an action entitled Jay Gentile v. Xylan Corporation et. al. was filed, and on March 9, 1999, an action entitled Marilyn Mandel v. Xylan Corporation et. al. was filed, each in the Superior Court of the State of California for the County of Los Angeles, in which the respective plaintiffs named as defendants the Company, the directors of the Company and Alcatel. The complaints purport to assert claims on behalf of all public shareholders of the Company. The complaints allege that Alcatel and the members of the Company Board have breached their fiduciary duties to the Company and that Alcatel used its relationship with the Company and the Company Board to force the Company Board to accept an inadequate proposal.

        The complaints seek class certification and other equitable and monetary relief, including enjoining the Offer and the Merger or awarding damages. Alcatel and the Company believe that the allegations are without merit and intend to vigorously contest these actions. There can be no assurance that the defendants will be successful.

        Other. In addition, reference is hereby made to the Offer to Purchase (including without limitation Item 15 thereof) and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        Item 9 is hereby amended and restated in its entirety to read as follows:

"Exhibit 1        Form of Offer to Purchase, dated March 8, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's
                  Tender Offer Statement on Schedule 14D-1 dated March 8, 1999, as amended (the "Schedule 14D-1")).

Exhibit 2         Form of Letter of Transmittal (incorporated by reference to
                  Exhibit (a)(2) to the Schedule 14D-1).



                                      -2-
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

Exhibit 3         Agreement and Plan of Merger, dated as of March 1, 1999, among
                  Xylan Corporation, Zeus Acquisition Corp., and Alcatel
                  (incorporated by reference to Exhibit (c)(1) to the Schedule
                  14D-1).

Exhibit 4         Stock Option Agreement, dated as of March 1, 1999, among Xylan
                  Corporation, Zeus Acquisition Corp., and Alcatel (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).

Exhibit 5         1995 Shareholders Agreement, dated March 13, 1995, between
                  Alcatel Data Networks S.A., Brentwood Associates VI, L.P.,
                  Crosspoint Venture Partners 93, Crosspoint 1993 Entrepreneurs
                  Fund, Norwest Equity Partners IV, U.S. Venture Partners IV,
                  L.P., Second Ventures II, L.P., USVP Entrepreneur Partners II,
                  L.P., Steve Y. Kim, and Yuri Pikover (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1).

Exhibit 6         Letter to Shareholders of Xylan Corporation dated March 8,
                  1999.*+

Exhibit 7         Shareholder Agreement between Alcatel, Zeus Acquisition Corp.,
                  Yuri Pikover, Pikover 1995 Irrevocable Trust, Pikover Trust, and Pikover Irrevocable Children's Trust dated as of March 1,
                  1999 (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

Exhibit 8         Shareholder Agreement between Alcatel, Zeus Acquisition Corp.,
                  Steve Y. Kim, Steve Y. Kim Living Trust and Kim Irrevocable
                  Children's Trust dated as of March 1, 1999 (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 9 Shareholder Agreement between Alcatel, Zeus Acquisition Corp., and John Walecka dated as of March 1, 1999 (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).

Exhibit 10        Employment Agreement between Zeus Acquisition Corp., and Steve
                  Y. Kim dated as of March 1, 1999.+

Exhibit 11 Press Release issued March 2, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

Exhibit 12        International Distributor Agreement between the Company and
                  Alcatel Data Networks S.A., dated as of March 13, 1995.(A)

Exhibit 13        Product and Technology Agreement between the Company and
                  Alcatel Data Networks S.A., dated as of March 13, 1995.(A)

Exhibit 14        Form of Change of Control Agreement.(B)

Exhibit 15 Preferred Shares Rights Agreement, dated as of April 17, 1997, between Xylan Corporation and BankBoston N.A. (f/k/a The First
                  National Bank of Boston),



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
                  including the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred
                  Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.
                  (C)

Exhibit 16 Amendment No. 1 to Preferred Shares Rights Agreement, dated as of March 1, 1999.(D)

Exhibit 17 Complaint filed by Daniel W. Krasner in the Superior Court of the State of California for the County of Los Angeles on March
                  2, 1999.+

Exhibit 18        Complaint filed by Jay Gentile in the Superior Court of the
                  State of California for the County of Los Angeles on March 5,
                  1999.++

Exhibit 19        Complaint filed by Marilyn Mandel in the Superior Court of the
                  State of California for the County of Los Angeles on March 9,
                  1999.

ANNEX A           INFORMATION STATEMENT+

ANNEX B           OPINION OF MORGAN STANLEY & CO. INCORPORATED+


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*    Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.

(B) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on March 31, 1998.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on April 18, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on March 8, 1999.

+    Previously filed with the Schedule 14D-9.

++   Previously filed with Amendment No. 1."



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By:    /s/ STEVE Y. KIM
                                           -------------------------------------
                                           Steve Y. Kim
                                           President and Chief Executive Officer

Dated:  March 16, 1999



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
                                 EXHIBIT INDEX



 EXHIBIT
   NO.                                       DOCUMENT
---------                                    --------
Exhibit 1         Form of Offer to Purchase, dated March 8, 1999 (incorporated by reference to Exhibit (a)(1) to Parent and Purchaser's
                  Tender Offer Statement on Schedule 14D-1 dated March 8, 1999, as amended (the "Schedule 14D-1")).

Exhibit 2         Form of Letter of Transmittal (incorporated by reference to
                  Exhibit (a)(2) to the Schedule 14D-1).

Exhibit 3         Agreement and Plan of Merger, dated as of March 1, 1999, among
                  Xylan Corporation, Zeus Acquisition Corp., and Alcatel
                  (incorporated by reference to Exhibit (c)(1) to the Schedule
                  14D-1).

Exhibit 4         Stock Option Agreement, dated as of March 1, 1999, among Xylan
                  Corporation, Zeus Acquisition Corp., and Alcatel (incorporated by reference to Exhibit (c)(5) to the Schedule 14D-1).

Exhibit 5         1995 Shareholders Agreement, dated March 13, 1995, between
                  Alcatel Data Networks S.A., Brentwood Associates VI, L.P.,
                  Crosspoint Venture Partners 93, Crosspoint 1993 Entrepreneurs
                  Fund, Norwest Equity Partners IV, U.S. Venture Partners IV,
                  L.P., Second Ventures II, L.P., USVP Entrepreneur Partners II,
                  L.P., Steve Y. Kim, and Yuri Pikover (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1).

Exhibit 6         Letter to Shareholders of Xylan Corporation dated March 8,
                  1999.*+

Exhibit 7         Shareholder Agreement between Alcatel, Zeus Acquisition Corp.,
                  Yuri Pikover, Pikover 1995 Irrevocable Trust, Pikover Trust, and Pikover Irrevocable Children's Trust dated as of March 1,
                  1999 (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

Exhibit 8         Shareholder Agreement between Alcatel, Zeus Acquisition Corp.,
                  Steve Y. Kim, Steve Y. Kim Living Trust and Kim Irrevocable
                  Children's Trust dated as of March 1, 1999 (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 9 Shareholder Agreement between Alcatel, Zeus Acquisition Corp., and John Walecka dated as of March 1, 1999 (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).

Exhibit 10        Employment Agreement between Zeus Acquisition Corp., and Steve
                  Y. Kim dated as of March 1, 1999.+

Exhibit 11 Press Release issued March 2, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).

Exhibit 12        International Distributor Agreement between the Company and
                  Alcatel Data Networks S.A., dated as of March 13, 1995.(A)

Exhibit 13        Product and Technology Agreement between the Company and
                  Alcatel Data Networks S.A., dated as of March 13, 1995.(A)

Exhibit 14        Form of Change of Control Agreement.(B)

Exhibit 15 Preferred Shares Rights Agreement, dated as of April 17, 1997, between Xylan Corporation and BankBoston N.A. (f/k/a The First
                  National Bank of Boston),

 EXHIBIT
   NO.                                       DOCUMENT
---------                                    --------
                  including the Certificate of Determination of Rights,
                  Preferences and Privileges of Series A Participating Preferred
                  Stock, the form of Rights Certificate and the Summary of
                  Rights attached thereto as Exhibits A, B and C, respectively.
                  (C)

Exhibit 16 Amendment No. 1 to Preferred Shares Rights Agreement, dated as of March 1, 1999.(D)

Exhibit 17 Complaint filed by Daniel W. Krasner in the Superior Court of the State of California for the County of Los Angeles on March
                  2, 1999.+

Exhibit 18        Complaint filed by Jay Gentile in the Superior Court of the
                  State of California for the County of Los Angeles on March 5,
                  1999.++

Exhibit 19        Complaint filed by Marilyn Mandel in the Superior Court of the
                  State of California for the County of Los Angeles on March 9,
                  1999.

ANNEX A           INFORMATION STATEMENT+

ANNEX B           OPINION OF MORGAN STANLEY & CO. INCORPORATED+


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*    Included with Schedule 14D-9 mailed to shareholders.

(A) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-00574) declared effective on March 11, 1996.

(B) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K filed on March 31, 1998.

(C) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A filed on April 18, 1997.

(D) Incorporated by reference to an exhibit to the Company's Registration Statement on Form 8-A/A filed on March 8, 1999.

+    Previously filed with the Schedule 14D-9.

++   Previously filed with Amendment No. 1.